EXHIBIT 99.1

Bioceres Crop Solutions Corp. reports third quarter financial results and announces debt restructuring agreements.

Adjusted EBITDA for the nine-month period ended March 31, 2019 increased by 94%. Management expects to exceed guidance of $38 million for fiscal year ending June 30, 2019.

Over $35 million in debt recently termed-out through multiple agreements.

Rosario, Argentina / May 22, 2019 - Bioceres Crop Solutions Corp. (“Bioceres”) (NYSE American: BIOX), a fully integrated provider of crop productivity solutions company, today announced its consolidated financial results for the three-month and nine-month periods ended March 31, 2019.

The company also announced that, as part of an ongoing debt repositioning process, it has entered into two agreements that enable the restructuring of $19.5 million of its current liabilities into longer term facilities. These agreements are additional to the $16 million offering of corporate bonds due 2021 completed in April by Rizobacter Argentina S.A., a subsidiary of the Company.

“One-time transaction expenses associated with the closing of our business combination are reported in this quarter, deteriorating our profitability for the period. However, we are pleased to confirm that the strong operational performance showed by our business in the second half of 2018 has extended throughout the first calendar quarter of 2019, historically our weakest sales quarter. We have maintained focus on the execution of our growth initiatives around micro-beaded fertilizers and international expansion, with satisfactory results for the quarter. Our Adjusted EBITDA for the period showed a significant improvement, and at this time we estimate that our guidance of $38 million for the fiscal year ending June 30th will be exceeded.” said Federico Trucco, CEO of Bioceres.

Enrique López Lecube, CFO of Bioceres, said, “We are very pleased with the results we have accomplished during the first quarter of the calendar year. Considering these months have historically been low season for our business, careful cost management has been critical to reduce operating expenses net of one-time transaction expenses compared to the same period in 2018. Also, throughout April and May of 2019 we have entered into several debt agreements that strengthen our balance sheet by restructuring current debt into longer term facilities, increasing our average maturity by almost one year while bringing new capital into the business. We will continue to explore additional opportunities to further term out debt and ensure capital availability for a growing business.”

Business and financial highlights

Growth drivers

•                  Last-twelve months installed capacity utilization rate of the micro-beaded fertilizer plant was 21%, an almost two-fold increase from the same period in 2018.

•                  Inoculants doses aggregated volume for the nine-month period ended March 31, 2019 increased by 100% compared to the same period in 2018, mainly driven by continuous growth in international subsidiaries and exports.

•                  Adjuvants aggregated volume for the nine-month period ended March 31, 2019 increased by 6% compared to the same period in 2018, mainly driven by growth in Brazil which offset a decrease in sales in Argentina.

Third quarter financial overview

•                  Revenues decreased by 11% to $18.7 million, compared to $20.9 million during the same period in 2018. The change in the translation mechanism from the application of IAS 21 and IAS 29 had a negative impact of $5.2 million offset by an increase of $3.0 million in revenues on an inflation neutral basis.

•                  Gross profit decreased by 11% to $7.7 million, compared to $8.7 million during the same period in 2018.

•                  Operating expenses net of one-time transaction expenses were $5.4 million, a decrease of 33% compared to the corresponding period in 2018 principally due to the effects of the Argentine Peso devaluation year-over-year.

•                  Adjusted EBITDA increased $2.5 million to $3.3 million from $0.8 million during the same period in 2018, mainly driven by a decrease in operating expenses net of one-time transaction expenses.

•                  Finance loss of $8.0 million includes a net loss of $2.7 million related to net foreign exchange differences generated by the effect of devaluation of the Argentine Peso on certain dollar denominated balance sheet items, and net gain of inflation effects on monetary items.

Nine-month period ended March 31, 2019 financial overview

•                  Revenues increased by 9% to $110.7 million, compared to $101.9 million during the same period in 2018. The change in the translation mechanism from the application of IAS 21 and IAS 29 had a negative impact of $2.4 million offset by an increase of $11.3 million in revenues on an inflation neutral basis.

•                 Gross profit increased by 25% to $52.1 million, compared to $41.8 million during the same period in 2018.

•                 Adjusted EBITDA increased by 94% to $32.6 million from $16.8 million during the same period in 2018.

•                 Finance loss of $22.6 million includes a net loss of $4.9 million related to net foreign exchange differences generated by the effect of devaluation of the Argentine Peso on certain dollar denominated balance sheet items, and net gain of inflation effects on monetary items.

Third quarter Revenues on an inflation neutral basis

•                  Revenues on an inflation neutral basis is a key operational metric used by our management team to assess year-over-year sales isolated from the effect of variables such as inflation and exchange rates.

•                  Revenues on an inflation neutral increased by 14% to $23.9 million, compared to $20.9 million during the same period in 2018, mainly explained by growth in the crop nutrition segment.

•                  Crop Protection revenues on an inflation neutral basis increased by $0.7 million to $16.0 million explained by higher adjuvants sales.

•                  Seed and integrated products revenues on an inflation neutral basis decreased by $1.7 million to $2.0 million, due to lower sales in seeds as well as seed treatment packs.

•                  Crop nutrition revenues on an inflation neutral basis increased by $4.0 million to $5.8 million, explained by higher inoculants sales in Brazil and continuous growth in micro-beaded fertilizers sales.

Debt restructuring highlights

•                  On April 4, 2019 Rizobacter Argentina S.A. completed the offering of $16 million in aggregate principal amount of corporate bonds due 2021.

•                  On May 2, 2019 Rizobacter Argentina S.A., executed the restructuring of $4.5 million of its short-term borrowings into a 3-year maturity loan.

•                  On May 7, 2019 Bioceres Crop Solutions Corp., Bioceres LLC and Bioceres S.A. entered into an agreement for the restructuring of $15 million of the outstanding intercompany loans into a facility with a 5-year maturity.

Table 1: Revenues on an inflation neutral basis reconciliation

Three-month period ended March 31, 2019.	Seed and integrated products	Crop protection	Crop nutrition	Total
Revenue as per statement of income	1,273,357	13,153,909	4,256,076	18,683,342
IAS 29 and IAS 21 adjustment	790,420	2,866,595	1,569,738	5,226,753
Revenues on an inflation neutral basis	2,063,777	16,020,504	5,825,814	23,910,095

Three-month period ended March 31, 2018.	Seed and integrated products	Crop protection	Crop nutrition	Total
Revenue as per statement of income	3,727,062	15,322,086	1,867,105	20,916,253

Nine-month period ended March 31, 2019	Seed and integrated products	Crop protection	Crop nutrition	Total
Revenue as per statement of income	20,767,886	59,589,614	30,397,307	110,754,807
IAS 29 and IAS 21 adjustment	303,306	1,451,196	694,745	2,449,247
Revenues on an inflation neutral basis	21,071,192	61,040,810	31,092,052	113,204,054

Nine-month period ended March 31, 2018	Seed and integrated products	Crop protection	Crop nutrition	Total
Revenue as per statement of income	21,298,538	61,024,142	19,600,811	101,923,491

Considering the recent completion of the business combination between Bioceres LLC and Union Acquisition Corp., Bioceres will not hold a conference call at this time. As previously announced, the Company intends to host a conference call and webcast to comprehensively discuss its full annual results and performance for the fiscal year ending June 30, 2019 at the time of their release.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. is a fully integrated provider of crop productivity solutions, including seeds, seed traits, seed treatments, biologicals, high-value adjuvants and fertilizers. Unlike most industry participants that specialize in a single technology, chemistry, product, condition or stage of plant development, Bioceres has developed a multi-discipline and multi-product platform capable of providing solutions throughout the entire crop cycle, from pre-planting to transportation and storage. Bioceres’ platform is designed to cost effectively bring high value technologies to market through an open architecture approach. Bioceres’ headquarters and primary operations are based in Argentina, which is a key end-market as well as one of the largest markets globally for genetically modified crops. Through its main operational subsidiary Rizobacter, Bioceres has a growing and significant international presence, particularly in Brazil and Paraguay.

For more information, visit www.Biocerescrops.com

Forward-looking statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS financial information

We supplement the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA and revenues on an inflation neutral basis measures.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate our results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA

We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

We believe that Adjusted EBITDA provides useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by our competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in our industry. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•      Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•      Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•      Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•      Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;

•      Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

•      Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Revenues on an inflation neutral basis

We define revenues on an inflation neutral basis as revenues excluding the impact of monthly inflationary adjustments and monthly conversion adjustments from the application of IAS 21 and IAS 29. Revenues on an inflation neutral basis is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions.

Reconciliation of this non-IFRS financial measure to the most comparable IFRS financial measures can be found in the tables included in this quarterly report.

The Company believes that reconciliation of revenues on an inflation neutral basis to the most directly comparable IFRS measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-IFRS measure provides useful information to both management and investors by excluding monthly inflationary adjustments and monthly conversion adjustments from the application of IAS 21 and IAS 29 that may not be indicative of our core operating results and business outlook.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, to adjust all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period.  Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

Table 2: Consolidated statement of comprehensive income

	Nine-month period ended	Nine-month period ended	Three-month period ended	Three-month period ended	LTM period ended
	03/31/2019	03/31/2018	03/31/2019	03/31/2018	03/31/2019

Total revenue	110,754,807	101,923,491	18,683,341	20,916,254	142,374,020
Cost of sales	(58,648,951)	(60,115,955)	(10,996,272)	(12,249,675)	(75,627,547)
Gross profit	52,105,856	41,807,536	7,687,069	8,666,579	66,746,473
% Gross profit	47%	41%	41%	41%	47%

Operating expenses	(27,638,361)	(30,002,549)	(9,869,152)	(8,075,875)	(36,849,600)
Share of profit (loss) of JV	306,386	(872,051)	(506,207)	(799,813)	(958,364)
Other income or expenses, net	(25,825)	299,245	272,737	12,473	288,319
Operating profit / (loss)	24,748,056	11,232,181	(2,415,553)	(196,636)	29,226,828

Finance result	(22,611,318)	(19,923,104)	(8,065,011)	(6,730,309)	(43,638,930)
Profit / (Loss) before income tax	2,136,738	(8,690,923)	(10,480,564)	(6,926,945)	(14,412,102)

Income tax	(3,445,656)	7,378,351	1,605,093	1,522,299	104,510
Loss for the period	(1,308,918)	(1,312,572)	(8,875,471)	(5,404,646)	(14,307,592)

Other comprehensive loss	(5,587,090)	(19,124,269)	(3,075,367)	(7,473,158)	(18,296,375)
Total comprehensive loss	(6,896,008)	(20,436,841)	(11,950,838)	(12,877,804)	(32,603,967)

Profit / (loss) for the period attributable to:
Equity holders of the parent	(3,442,406)	(2,314,544)	(7,671,412)	(3,442,089)	(12,167,395)
Non-controlling interests	2,133,488	1,001,972	(1,204,059)	(1,962,557)	(2,140,197)
	(1,308,918)	(1,312,572)	(8,875,471)	(5,404,646)	(14,307,592)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	(7,581,626)	(14,936,797)	(9,840,204)	(8,752,354)	(26,571,901)
Non-controlling interests	685,618	(5,500,044)	(2,110,634)	(4,125,450)	(6,032,066)
	(6,896,008)	(20,436,841)	(11,950,838)	(12,877,804)	(32,603,967)
Loss per share
Basic and diluted loss attributable to ordinary equity holders of the parent	(0.12)	(0.08)	(0.28)	(0.13)	(0.44)

Table 3: Adjusted EBITDA reconciliation

The table below provides a reconciliation of our loss for the period to Adjusted EBITDA.

	Nine-month period ended	Nine-month period ended	Three-month period ended	Three-month period ended	LTM period ended
Reconciliation of adjusted EBITDA:
Loss for the period	(1,308,918)	(1,312,572)	(8,875,471)	(5,404,646)	(14,307,592)
Income tax (benefit)/expense	3,445,656	(7,378,351)	(1,605,093)	(1,522,299)	(104,510)
Finance results	22,611,318	19,923,104	8,065,011	6,730,309	43,638,930
Depreciation of property, plant and equipment	1,782,683	1,614,784	697,852	454,825	2,398,780
Amortization of intangible assets	1,495,522	1,677,543	503,230	541,866	1,959,455
Inventory purchase price allocation charge	—	2,257,378	—	—	—
Stock-based compensation charges	71,231	34,219	62,310	—	67,017
Transaction expenses	4,479,913	—	4,479,913	—	4,479,913
Adjusted EBITDA	32,577,405	16,816,105	3,327,752	800,055	38,131,993

Table 4: Consolidated statement of financial position

	03/31/2019	06/30/2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,139,337	2,215,103
Other financial assets	5,324,516	4,550,847
Trade receivables	68,408,216	52,888,427
Other receivables	5,213,401	4,240,205
Income and minimum presumed income taxes recoverable	2,151,617	2,082,269
Inventories	23,240,074	19,366,001
Total current assets	110,477,161	85,342,852

NON-CURRENT ASSETS
Other financial assets	336,949	243,358
Other receivables	812,919	4,979,507
Income and minimum presumed income taxes recoverable	84,337	126,653
Deferred tax assets	934,851	5,601,821
Investments in joint ventures and associates	25,641,028	19,072,055
Property, plant and equipment	39,955,867	40,177,146
Intangible assets	33,913,458	26,657,345
Goodwill	20,937,480	14,438,027
Total non-current assets	122,616,889	111,295,912
Total assets	233,094,050	196,638,764

	03/31/2019	06/30/2018
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	40,676,909	27,708,830
Borrowings	93,912,237	65,308,928
Employee benefits and social security	3,492,543	4,411,713
Deferred revenue and advances from customers	897,035	1,007,301
Income and minimum presumed income taxes payable	—	2,569
Government grants	3,100	17,695
Financed payment - Acquisition of business	5,740,746	20,223,590
Total current liabilities	144,722,570	118,680,626

NON-CURRENT LIABILITIES
Borrowings	16,938,555	25,708,205
Government grants	7,932	15,532
Investments in joint ventures and associates	1,995,995	2,012,298
Deferred tax liabilities	15,336,866	13,591,942
Provisions	436,593	845,486
Financed payment - Acquisition of business	—	2,651,019
Total non-current liabilities	34,715,941	44,824,482
Total liabilities	179,438,511	163,505,108

EQUITY
Equity attributable to owners of the parent	40,055,429	13,713,484
Non-controlling interests	13,600,110	19,420,172
Total equity	53,655,539	33,133,656

Total equity and liabilities	233,094,050	196,638,764

Contact:

Investor relations

investorrelations@Biocerescrops.com

https://Biocerescrops.com/investor-contact/